UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 1, 2015 (April 30, 2015)

BALTIC TRADING LIMITED

(Exact Name of Registrant as Specified in Charter)

Republic of the Marshall Islands	001-34648	98-0637837
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

299 Park Avenue 12th Floor (Address of Principal Executive Offices)	10171 (Zip Code)

Registrant’s telephone number, including area code:  (646) 443-8550

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02                                           Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 30, 2015, Genco Shipping & Trading Limited (“Genco”), the parent company of Baltic Trading Limited (“Baltic Trading”), entered into a letter agreement with John C. Wobensmith, the President of Genco, with respect to his employment agreement with Genco dated September 21, 2007, as amended (the “Genco Employment Agreement”) and certain related matters (the “Genco Letter Agreement”).  In connection with execution of the Genco Letter Agreement, Baltic Trading entered into a letter agreement (the “Baltic Trading Letter Agreement”) with Mr. Wobensmith, who is also Baltic Trading’s President and Chief Financial Officer, with respect to his employment agreement with Baltic Trading dated December 19, 2013, as amended (the “Baltic Trading Employment Agreement”).  The Baltic Trading Letter Agreement provides that Baltic Trading and Mr. Wobensmith waive all rights under the Baltic Trading Employment Agreement effective immediately prior to the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 7, 2015, between Baltic Trading and Genco and that the Baltic Trading Employment Agreement will be terminated and will be of no further force and effect as of such time.  If such consummation does not occur, the waiver and termination will not be effective.

A copy of the Baltic Trading Letter Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference to such exhibit.  The foregoing description of such agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 8.01              Other Events.

The disclosure under the heading “Risk Factors” in the Registration Statement on Form S-4 filed by Genco on May 1, 2015 is incorporated herein by reference.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance.  These forward looking statements are based on management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube, oil, bunkers, repairs, maintenance and general, administrative, and management fee expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the amount of offhire time needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims, including offhire days; (xii) the Company’s acquisition or disposition of vessels; (xiii) our ability to leverage Genco’s relationships in the shipping industry; (xiv) the completion of definitive documentation with respect to charters; (xv) charterers’ compliance with the terms of their charters in the current market environment; (xvi) the fulfillment of the closing conditions under, or the execution of additional documentation for, the Company’s agreements to acquire vessels; (xvii) obtaining, completion of definitive documentation for, and funding of financing for the vessel acquisitions on acceptable terms; and other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and its subsequent reports on Form 10-Q and Form 8-K. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance.  The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves.  As a result, the amount of dividends actually paid may vary.  We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Genco registration statement on Form S-4 that includes a joint proxy statement of Genco and Baltic Trading that also constitutes a prospectus of Genco. The definitive joint proxy statement/prospectus will be delivered to shareholders of Genco and Baltic Trading. INVESTORS AND SECURITY

HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco’s internet website at www.gencoshipping.com.  Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading’s internet website at www.baltictrading.com.

Participants in the Merger Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.   However, Genco, Baltic Trading, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Genco and Baltic Trading shareholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Genco and Baltic Trading is set forth in the joint proxy statement/prospectus and amendments to both companies’ Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on April 30, 2015.  These documents will be available free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.                                        Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description

10.1	Letter Agreement dated April 30, 2015 between Baltic Trading Limited and John C. Wobensmith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Baltic Trading Limited has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BALTIC TRADING LIMITED

DATE: May 1, 2015

/s/ John C. Wobensmith
John C. Wobensmith
President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Letter Agreement dated April 30, 2015 between Baltic Trading Limited and John C. Wobensmith.